# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### 12 June 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Luna Innovations Incorporated

### File No. 0-52008 -- CF# 31165

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Luna Innovations Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 13, 2014.

Based on representations by Luna Innovations Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 2.1 | through May 13, 2024 |
| Exhibit 10.1 | through April 30, 2015 |
| Exhibit 10.2 | through May 13, 2024 |
| Exhibit 10.3 | through May 13, 2024 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kevin M. O'Neill
Deputy Secretary